SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

Matthew Eden

Chief Financial Officer

Elemetal, LLC

15850 Dallas Parkway

Dallas, TX 75248

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 2 of 15 Pages

(1)	Name of reporting person NTR Metals, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 416,900
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 416,900*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 3.4%*
(14)	Type of reporting person (see instructions) CO

*	NTR Metals, LLC (“NTR”), the Reporting Person, may also be deemed to beneficially own 9,278,142 common shares owned by Elemetal, LLC (“Elemetal”). See Item 5 for additional information. Percentage of class is based on the 12,296,446 common shares reported as outstanding at August 13, 2015 on the Form 10-Q filed by the Issuer on August 13, 2015.

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 3 of 15 Pages

(1)	Name of reporting person Elemetal, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,278,142
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,278,142
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,278,142*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 53.6%*
(14)	Type of reporting person (see instructions) CO

*	Elemetal may be deemed to beneficially own 416,900 common shares owned by NTR. See Item 5 for additional information. Percentage of class is based on the 12,296,446 common shares reported as outstanding at August 13, 2015 on the Form 10-Q filed by the Issuer on August 13, 2015.

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 4 of 15 Pages

Item 1. Security and Issuer.

This Amendment No. 11 to the Statement on Schedule 13D amends and restates the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011, Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011, Amendment No. 7 to the Statement on Schedule 13D filed on February 14, 2012, Amendment No. 8 to the Statement on Schedule 13D filed on October 31, 2012, Amendment No. 9 to the Statement on Schedule 13D filed on January 10, 2013, and Amendment No. 10 to the Statement on Schedule 13D filed on July 31, 2013. The principal executive offices of the Issuer are located at 15850 Dallas Parkway, Suite 140, Dallas, Texas 75248.

This Amendment No. 11 to Schedule 13D is being filed to update and correct the Schedule 13D.

Item 2. Identity and Background.

The Reporting Persons are NTR Metals, LLC, a Texas limited liability company (“NTR”) and Elemetal, LLC, a Delaware limited liability company (“Elemetal” and, together with NTR, the “Reporting Persons”). The Reporting Persons are parties to a joint filing agreement pursuant to which the parties are filing this Statement. The joint filing agreement is filed as an exhibit to this Statement.

The principal business of NTR is the provision of refining, recycling and minting services to the precious metals industry. NTR also acts as a market maker in all precious metal bullion. The address of the principal place of business of NTR is 10720 Composite Drive, Dallas, Texas 75220. The principal business of Elemetal is the provision of refining, recycling and minting services to the precious metals industry. Elemetal also acts as a market maker in all precious metal bullion. The address of the principal place of business of Elemetal is 15850 Dallas Parkway, Dallas, Texas 75248.

The executive officers and controlling members of each of NTR and Elemetal as of September 11, 2015 are set forth on Schedule A and Schedule B attached hereto, containing the following information with respect to each such person: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted; and (d) citizenship.

During the past five years, neither NTR, Elemetal, nor, to their knowledge, any person named in Schedule A to this Schedule 13D/A has been (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NTR was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NTR executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”). In addition, Dr. Smith executed an Agreement To Execute Smith Irrevocable Proxy (the “Agreement to Execute Smith Irrevocable Proxy”) in favor of NTR.

In connection with the formation of Elemetal, NTR entered into a series of transactions culminating in a Contribution Agreement, dated as of April 1, 2012, pursuant to which a substantial portion of NTR’s assets were contributed to Elemetal. The Reporting Persons own in the aggregate 9,695,042 Common Shares, which represents 56.1% of the Common Shares. Notwithstanding the Reporting Persons’ aggregate total ownership, each of the Reporting Persons disclaims beneficial ownership of the Common Shares held by the other Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funding for the purchase of the Common Shares by NTR other than the Common Shares acquired pursuant to the Merger Agreement as more fully described in Item 4 below, was its working capital. The source of the consideration used in the acquisition of the Common Shares acquired pursuant to the Merger Agreement were the membership units of a subsidiary of NTR and the forgiveness of debt owed to NTR by the Issuer.

NTR acquired an option to purchase Common Shares under the Option Contract Agreement, as more fully described in Item 4 below. The source of the consideration used in acquiring this option was the cancellation of debt owed to NTR by the Issuer, as more fully described in Item 4 below.

The source of the consideration used in the acquisition of the Common Shares acquired by Elemetal pursuant to the Contribution Agreement and in the acquisition of the Option Contract Agreement, each as more fully described in Item 4 below, was its Class A Common Units.

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 5 of 15 Pages

Item 4. Purpose of Transaction.

NTR made an initial investment in the Common Shares on May 25, 2010 (the “Initial Investment”). NTR made the Initial Investment by exercising its rights under the Partial Assignment Agreement, dated May 25, 2010 (the “Partial Assignment Agreement”), by and between NTR and the Issuer. Pursuant to the Partial Assignment Agreement, NTR was assigned the Issuer’s right to purchase 3,000,000 Common Shares for $3,600,000 under the Purchase and Sale Agreement, dated as of January 27, 2010 and amended on March 24, 2010, by and between the Issuer and Ralph S. Janvey, in his capacity as the court-appointed Receiver for Stanford International Bank, Ltd. In connection with entering into the Partial Assignment Agreement, NTR entered into the Closing Agreement, dated May 25, 2010 (the “Closing Agreement”), by and between NTR and the Issuer. The Closing Agreement set forth certain representations and warranties, agreements and closing conditions relating to NTR’s purchase of the Common Shares pursuant to the Partial Assignment Agreement.

In connection with the Initial Investment, NTR entered into (a) the NTR Irrevocable Proxy, pursuant to which NTR granted an irrevocable proxy to Dr. Smith to vote all of its Common Shares until May 25, 2014 unless earlier terminated as a result of (i) NTR’s full exercise of its option to purchase Common Shares set forth in the Option Contract (as defined below) or (ii) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition, and (b) the Lock-Up Agreement, pursuant to which NTR agreed, subject to certain limited exceptions, not to sell or transfer the Common Shares until May 25, 2011. As a result, NTR was generally unable to vote its Common Shares until it fully exercised the Option Contract as described below. These arrangements were consistent with NTR’s initial purpose to hold all of its Common Shares as an investment.

In connection with the closing of the transactions contemplated by the Closing Agreement, NTR entered into an Option Contract, dated as of May 25, 2010 (the “Option Contract”), by and between NTR and Dr. Smith. Pursuant to the Option Contract, NTR obtained an option from Dr. Smith to purchase 1,000,000 Common Shares owned by Dr. Smith exercisable until May 25, 2014. During the first two years of the Option Contract, the exercise price was $6.00 per share and the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A. During the third and fourth years after the execution of the Option Contract, the exercise price would have been $10.00 per share and the release of Dr. Smith’s guaranty. On June 10, 2011, Dr. Smith and NTR entered into an option exercise agreement (the “Exercise Agreement”), which amended the term of the Option Contract to allow NTR to exercise in increments of 100,000 shares during the period from June 10, 2011 to July 15, 2011 (the “Modified Exercise Period”). In connection with entering into the Exercise Agreement, the parties entered into an escrow agreement (the “Escrow Agreement”) with K & L Gates LLP, as escrow agent, pursuant to which Dr. Smith deposited the option shares and NTR deposited funds necessary to satisfy the exercise price with respect to any exercised options. Dr. Smith and NTR subsequently entered into letter agreements extending the termination of Modified Exercise Period and the Escrow Agreement to September 17, 2011.

On July 22, 2011, August 1, 2011 and August 15, 2011, NTR exercised its right to purchase 100,000, 100,000 and 200,000 Common Shares, respectively, under the Option Contract. On September 16, 2011, subject to the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A, NTR exercised its right to purchase the remaining 600,000 Common Shares under the Option Contract. Following the release of Dr. Smith’s guaranty of the Issuer’s line of credit, the NTR Irrevocable Proxy terminated, and pursuant to the terms of the Agreement to Execute Smith Irrevocable Proxy, Dr. Smith delivered to NTR the Smith Irrevocable Proxy. The Smith Irrevocable Proxy allowed NTR to vote Dr. Smith’s Common Shares with respect to any matter regarding the Issuer on which Dr. Smith was entitled to vote. As a result of the exercise of the Option Contract, third-party proxies granting Dr. Smith voting power over 556,976 Common Shares terminated. The Smith Irrevocable Proxy was effective until May 25, 2014.

On September 9, 2011, NTR entered into a Stock Agreement (the “Stock Agreement”) with James J. Vierling (“Vierling”) under which NTR agreed, upon Vierling’s request prior to December 31, 2012 (the “Termination Date”), to transfer to Vierling 375,000 Common Shares owned by NTR to Vierling in exchange for the assignment and transfer by Vierling to NTR of 147,000 Common Shares owned by Vierling. On October 30, 2012, NTR and Vierling entered into an agreement (the “Extension Agreement”) to extend the Termination Date to March 31, 2012; provided, however that, if Vierling exercises his rights under the Stock Agreement and such exercise would result in NTR being subject to short-swing profit liability, NTR will have the ability to defer such exercise and extend the exercise period for six months (but not beyond March 31, 2014). On March 31, 2013, NTR and Vierling entered into an agreement (the “Second Amendment to Stock Agreement”) to extend the Termination Date to August 1, 2013.

On September 12, 2011, NTR entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, SBT, Inc. (“SBT”), Southern Bullion Trading, LLC (“Southern Bullion”) and members of Southern Bullion. Pursuant to the Merger Agreement, Southern Bullion, a subsidiary of NTR agreed to merge with SBT, a subsidiary of the Issuer. As consideration for the merger, the membership units of Southern Bullion were converted into the right to receive an aggregate of 600,000 Common Shares of the Issuer. The Common Shares were distributed to the members of Southern Bullion pro rata in accordance with their respective percentage ownership. NTR’s wholly owned subsidiary owned 51.0%

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 6 of 15 Pages

of Southern Bullion and, as a result, NTR received a right to receive 306,000 Common Shares of the Issuer. Under the terms of the Merger Agreement, NTR had the right for one year following the closing of the merger to allocate options to purchase up to 500,000 Common Shares of the Issuer to management of Southern Bullion. In accordance with the Merger Agreement, on September 12, 2011, the members of Southern Bullion, including NTR’s subsidiary, and the Issuer entered into a Registration Rights Agreement (the “Merger Registration Rights Agreement”), which grants piggy-back registration rights to the members of Southern Bullion with respect to the Common Shares of the Issuer acquired by NTR’s subsidiary and those other shareholders under the Merger Agreement.

In connection with the merger and simultaneously with the closing of the merger, on September 12, 2011, NTR and the Issuer entered into Securities Purchase Agreement pursuant to which NTR purchased 400,000 Common Shares of the Issuer for an aggregate purchase price of $2.0 million, or $5.00 per share. In satisfaction of the $2.0 million purchase price, on September 12, 2011, NTR and the Issuer entered into a letter agreement (the “Debt Forgiveness Letter Agreement”), under which NTR agreed to irrevocably waive and forgive an aggregate of $2.0 million in debt owed to NTR by the Issuer, resulting from transactions between the Issuer and NTR. In accordance with the Securities Purchase Agreement, on September 12, 2011, NTR and the Issuer entered into a Registration Rights Agreement (the “Purchase Registration Rights Agreement”), which grants piggy-back registration rights to NTR with respect to the Common Shares of the Issuer acquired by NTR under the Securities Purchase Agreement.

In connection with the Merger Agreement, NTR also entered into a lock-up agreement (the “Merger Lock-Up Agreement”) under which NTR agreed, subject to certain limited exceptions, not to sell or transfer its Common Shares acquired under the Merger Agreement until September 12, 2013. Also in connection with the Merger Agreement, on September 12, 2011, the Issuer, NTR, acting as agent and attorney-in-fact to the members of Southern Bullion, and Compass Bank (the “Merger Escrow Agent”), as escrow agent, entered into an Escrow Agreement (the “Merger Escrow Agreement”), pursuant to which the Issuer agreed to deposit 60,000 Common Shares with the Merger Escrow Agent to facilitate the closing of the transaction contemplated by the Merger Agreement.

On October 25, 2011, NTR entered into a Debt Cancellation Agreement with the Issuer under which NTR agreed to cancel $2.5 million in debt owed to it by the Issuer as a result of bullion-related transactions. In connection with the Debt Cancellation Agreement, NTR also entered into an Option Grant Agreement (the “Option Grant Agreement”) under which NTR acquired an option to purchase 5,000,000 Common Shares of the issuer at an exercise price of $15 per share, as consideration for NTR’s cancellation of the Issuer’s debt pursuant to the Debt Cancellation Agreement. The option granted under the Option Grant Agreement will expire on October 25, 2016 and may only be exercised in whole.

On January 2, 2013, NTR and Elemetal entered into a contribution agreement (the “Contribution Agreement”) pursuant to which NTR contributed 4,393,142 Common Shares and the Option Grant Agreement to Elemetal in exchange for 105,000 Class A Common Units of Elemetal.

On January 7, 2013, NTR entered into an amendment to the Option Grant Agreement (the “Amendment to the Option Grant Agreement”) with the Issuer under which the Issuer agreed to permit NTR’s assignment of the Option Grant Agreement to Elemetal.

On April 5, 2013, NTR and Elemetal entered into an Amendment to the Contribution Agreement (the “Amendment to Contribution Agreement”) to correct the number of Common Shares that NTR contributed to Elemetal. The Contribution Agreement overstated the number of Common Shares NTR would contribute by 125,000. NTR had reported that it beneficially owned these additional 125,000 Common Shares based on an Investor Representation Letter and Agreement, dated May 16, 2011 (the “May 2011 Debt Cancellation Agreement”), by and between NTR and the Issuer. The May 2011 Debt Cancellation Agreement, however, did not give NTR beneficial ownership of these 125,000 Common Shares.

On July 18, 2013, NTR entered into an Agreement to Exercise Rights Under Stock Agreement with Vierling, dated July 18, 2013 (the “Vierling Exercise Agreement”), pursuant to which Vierling exercised his option pursuant to the Stock Agreement, as amended, to receive 375,000 shares of the Issuer. To exercise this option, Mr. Vierling was required to transfer 147,000 shares of the Issuer to NTR.

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 7 of 15 Pages

Following the Initial Investment, NTR has purchased, and may continue to purchase, Common Shares in the open market at market prices for the purpose of making additional investments in the Issuer. The Reporting Persons intend to continuously review its investment in the Issuer, including possible additional acquisitions of Common Shares, and may in the future change its present course of action. The Reporting Persons, from time to time, engage in commercial transactions with the Issuer in the regular course of business. The Reporting Persons expect to continue to engage in such commercial transactions. The Reporting Persons and the Issuer may also engage in more significant transactions that may not be in either party’s regular course of business, and such transactions may result in changes to the Issuer’s business. On September 11, 2015, the Issuer announced that Matthew M. Peakes has been appointed to the positions of Chairman of the Board, President and Chief Executive Officer of the Issuer, effective September 16, 2015. Mr. Peakes will step down from his current position as Director of Business Development for Elemetal to assume these roles at the Issuer. NTR previously announced that it was evaluating the identification and nomination of qualified individuals to serve on the Issuer’s board of directors, and the Reporting Persons will continue to evaluate the identification and nomination of such individuals.

Except as noted above, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

The Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the letter agreements dated July 15, 2011, July 20, 2011, August 15, 2011 and September 15, 2011, the Merger Agreement, the Securities Purchase Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement, the Debt Forgiveness Letter Agreement, the Debt Cancellation Agreement, the Option Grant Agreement, as amended, the Stock Agreement, the Extension Agreement and the Contribution Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the letter agreements dated July 15, 2011, July 20, 2011, August 15, 2011 and September 15, 2011, the Merger Agreement, the Securities Purchase Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement, the Debt Forgiveness Letter Agreement, the Debt Cancellation Agreement, the Option Grant Agreement, as amended, the Stock Agreement, the Extension Agreement, the Second Amendment to Stock Agreement, the Contribution Agreement, the May 2011 Debt Cancellation Agreement, the Amendment to Contribution Agreement and the Vierling Exercise Agreement are qualified in their entirety by reference to the actual text of such documents.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See rows 11 and 13 of the cover page for each Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for each Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) On June 14, 2011, NTR exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On June 16, 2011, NTR acquired 500 Common Shares of the Issuer in the open market at a price of $6.50 per share; 100 Common Shares of the Issuer in the open market at a price of $6.53 per share; 700 Common Shares of the Issuer in the open market at a price of $6.52 per share; 1,000 Common Shares of the Issuer in the open market at a price of $6.56 per share; and 200 Common Shares of the Issuer in the open market at a price of $6.45 per share. On June 17, 2011, NTR acquired 849 Common Shares of the Issuer in the open market at a price of $6.92 per share and 1,651 Common Shares of the Issuer in the open market at a price of $6.90 per share. On June 20,

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 8 of 15 Pages

2011, NTR acquired 346 Common Shares of the Issuer in the open market at a price of $7.00 per share; 1,300 Common Shares of the Issuer in the open market at a price of $6.85 per share (in two separate transactions); 200 Common Shares of the Issuer in the open market at a price of $6.84 per share (in two separate transactions); and 154 Common Shares of the Issuer in the open market at a price of $6.79 per share (in two separate transactions). On June 21, 2011, NTR acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.85 per share. On June 22, 2011, NTR acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.95 per share (in two separate transactions). On June 23, 2011, NTR acquired 500 Common Shares of the Issuer in the open market at a price of $6.99 per share (in two separate transactions). On June 24, 2011, NTR acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.93 per share (in two separate transactions). On July 22, 2011, NTR exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 1, 2011, NTR exercised its option to acquire the 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 15, 2011, NTR exercised its option to acquire 200,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 12, 2011, NTR acquired 1,128 Common Shares of the Issuer in the open market at a price of $8.21 per share; 500 Common Shares of the Issuer in the open market at a price of $8.20 per share; 372 Common Shares of the Issuer in the open market at a price of $8.18 per share; and 1,000 Common Shares of the Issuer in the open market at a price of $8.43 per share. On August 18, 2011, NTR acquired 2,000 Common Shares of the Issuer in the open market at a price of $8.48 per share. On September 12, 2011, NTR acquired 400,000 Common Shares of the Issuer pursuant to the Securities Purchase Agreement with the Issuer at a price of $5.00 per share. On September 12, 2011, NTR, through its wholly-owned subsidiary, acquired 306,000 Common Shares of the Issuer pursuant to the Merger Agreement. On September 16, 2011, NTR exercised its option to acquire the 600,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On October 10, 2011, NTR acquired 1,742 Common Shares of the Issuer in the open market at a price of $7.85 per share; 742 Common Shares of the Issuer in the open market at a price of $7.95 per share; and 258 Common Shares of the Issuer in the open market at a price of $7.70 per share. On November 15, 2012, NTR acquired 88,100 Common Shares of the Issuer in the open market at a weighted average price of $5.68 per share; 8,100 Common Shares of the Issuer at a weighted average price of $6.69; and 2,000 Common Shares of the Issuer at a weighted average price of $7.25 per share. On November 16, 2012, NTR acquired 3,000 Common Shares of the Issuer in the open market at a price of $5.48 per share. On November 19, 2012, NTR acquired 4,000 Common Shares of the Issuer in the open market at a weighted average price of $5.34 per share. On November 20, 2012, NTR acquired 2,000 Common Shares of the Issuer in the open market at a weighted average price of $5.36 per share. On November 21, 2012, NTR acquired 2,200 Common Shares of the Issuer in the open market at a weighted average price of $5.35 per share. On December 3, 2012, NTR acquired 800 Common Shares of the Issuer in the open market at a weighted average price of $5.79 per share; 200 Common Shares of the Issuer at a weighted average price of $5.80 per share; and 1,000 Common Shares of the Issuer at a weighted average price of $5.74 per share. On December 7, 2012, NTR acquired 300 Common Shares of the Issuer in the open market at a weighted average price of $5.50 per share; 100 Common Shares of the Issuer at a weighted average price of $5.48 per share; 100 Common Shares of the Issuer at a weighted average price of $5.47 per share; and 500 Common Shares of the Issuer at a weighted average price of $5.45 per share. On January 2, 2013, NTR contributed 4,278,142 Common Shares and the Option Grant Agreement to Elemetal in exchange for 105,000 Class A Common Units of Elemetal. On June 5, 2013, Elemetal acquired 8,300 Common Shares of the Issuer in the open market at a weighted average price of $3.67; 1,400 Common Shares of the Issuer in the open market at a weighted average price of $3.56; 200 Common Shares of the Issuer in the open market at a weighted average price of $3.45; and 100 Common Shares of the Issuer in the open market at $3.38. On July 18, 2013, NTR disposed of 228,000 shares of the Issuer pursuant to the Vierling Exercise Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Escrow Agreement, the Agreement to Exercise Rights, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Merger Agreement, the Securities Purchase Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Debt Cancellation Agreement, the Option Grant Agreement, as amended, the Debt Forgiveness Letter Agreement, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the Stock Agreement, the Extension Agreement, the Second Amendment to Stock Agreement, the Contribution Agreement, the May 2011 Debt Cancellation Agreement, the Amendment to Contribution Agreement and the Vierling Exercise Agreement.

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 9 of 15 Pages

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of NTR (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 10 of 15 Pages

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.25	Amendment to Stock Agreement, dated as of October 30, 2012, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.26	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.27	Joint Filing Agreement, dated as of January 4, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.28	Amendment No. 1 to Option Grant Agreement, dated as of January 7, 2013, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.29	Second Amendment to Stock Agreement, dated as of March 31, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.30	Investor Representation Letter and Agreement, dated May 16, 2011 by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.31	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.32	Agreement to Exercise Rights Under Stock Agreement, dated July 18, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2015

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel

ELEMETAL, LLC

By:	/s/ Matthew Eden
Name: Title:	Matthew Eden Chief Financial Officer

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 12 of 15 Pages

SCHEDULE A

Executive Officers and Controlling Members of NTR Metals, LLC

Executive Officers of NTR Metals, LLC as of September 11, 2015

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship
John R. Loftus NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	President	United States

Carl D. Gum, III NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	General Counsel	United States

Pithou Nuth NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	Treasurer	United States

Controlling Members of NTR Metals, LLC as of September 11, 2015

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship
John R. Loftus NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	President	United States

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 13 of 15 Pages

SCHEDULE B

Executive Officers and Controlling Members of Elemetal, LLC

Executive Officers of Elemetal, LLC as of September 11, 2015

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship
William LeRoy Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	President and Chief Executive Officer	United States

Alan Stockmeister Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Chairman	United States

Matthew Eden Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Chief Financial Officer	United States

Controlling Members of Elemetal, LLC as of September 11, 2015

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship
John R. Loftus Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Manager	United States

Alan Stockmeister Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Chairman	United States

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 14 of 15 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.9	Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of NTR (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 15 of 15 Pages

Exhibit No.	Exhibit Description

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.25	Amendment to Stock Agreement, dated as of October 30, 2012, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.26	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.27	Joint Filing Agreement, dated as of January 4, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.28	Amendment No. 1 to Option Grant Agreement, dated as of January 7, 2013, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.29	Second Amendment to Stock Agreement, dated as of March 31, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.30	Investor Representation Letter and Agreement, dated May 16, 2011 by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.31	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.32	Agreement to Exercise Rights Under Stock Agreement, dated July 18, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)